SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF
1933

IMCLONE SYSTEMS INCORPORATED
(Exact name of registrant as specified in its charter)
          Delaware		04-
2834797
(State or other jurisdiction of 	(I.R.S.
Employer  Incorporation or organization)
Identification No.)

180 Varick Street
New York, New York 10014
(212) 645-1405
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Harlan W. Waksal, M.D.
Executive Vice President and Chief Operating Officer
ImClone Systems Incorporated
180 Varick Street
New York, New York 10014
(212) 645-1405
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Brian W. Pusch, Esq.
Penthouse Suite
29 West 57th Street
New York, New York 10019
(212) 980-0408


	Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration
Statement becomes effective.

	If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

	If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

	If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]


	If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

	If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


CALCULATION OF REGISTRATION FEE

                              Proposed        Proposed
Amount of
 Title of         Amount      Maximum         Maximum
Registration
  Shares          to be       Offering Price  Aggregate
Fee
to be Registered  Registered  Per Share(1)  Offering Price(1)
----------------  ----------  ------------  ---------------
---------

Common Stock,     264,940     $ 9.125       $ 2,417,577.50
$732.60
$.001 par value

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low sale prices for the Common
Stock on the Nasdaq National Market on February 4, 1997, as reported by The Wall Street Journal.

	The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.


IMCLONE SYSTEMS INCORPORATED

Common Stock, $.001 Par Value



	This Prospectus relates to 264,940 shares of Common Stock, $.001 par value (the "Common Stock"), of ImClone Systems Incorporated, a Delaware corporation (the "Company"), offered by the selling stockholders listed herein or by pledgees, donees, transferees or other successors in interest that receive any of the Shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Stockholders"). See "Selling Stockholders." The distribution of the shares of Common Stock offered by this Prospectus by the Selling Stockholders may be effected in one or more transactions that may take place in the over-the-counter market, or such other market on which the Company's securities may from time to time be trading, including ordinary broker's transactions or through sales to one or more dealers for resale of the shares as principals, in privately negotiated transactions, through the writing of options on the shares (whether such options are listed on an options exchange or otherwise) or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales of the shares. To the extent required, the specific shares to be sold, the names of the Selling Stockholders, the purchase price, the public offering price, the names of any agent, dealer or underwriter, any applicable commission or discount with respect to a particular offering of the securities covered hereby, and other terms pertaining to any particular plan of distribution thereof and not set forth herein, will be set forth in an accompanying Prospectus supplement. Selling Stockholders may also sell the shares offered hereby pursuant to Rule 144 under the Securities Act of 1933, as amended (the "1933 Act").

	The aggregate proceeds to the Selling Stockholders from the sale of the shares will be the sale price of the shares sold less the aggregate underwriters' commissions and underwriters' discounts, if any, and the expenses of distribution. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling
Stockholders, but the Company will receive cash equal to the exercise price of warrants to purchase certain of the shares offered hereby upon exercise of such warrants. See "Use of Proceeds." The Company has agreed to indemnify certain of the Selling Stockholders against certain liabilities, including certain liabilities under the 1933 Act. See "Plan of Distribution" for indemnification arrangements.

	The Selling Stockholders and any broker-dealer, agent or underwriter that participates with the Selling Stockholders in the distribution of shares may be deemed "underwriters" within the meaning of the 1933 Act and any commission received by them and any profit on the resale of the shares offered hereby which are purchased by them may be deemed to be underwriting commissions or discounts under the 1933 Act.

	The Common Stock is listed on the Nasdaq National Market under the symbol IMCL. On February 5, 1997, the closing sale price of the Common Stock was $8.50 on the Nasdaq National
Market, as reported by The Wall Street Journal.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF
RISK.  SEE "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION NOR HAS THE SECURITIES AND
EXCHANGE COMMISSION
OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.

The date of this Prospectus is February ___, 1997

TABLE OF CONTENTS

AVAILABLE INFORMATION	2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	2
CERTAIN FACTORS AFFECTING FORWARD-LOOKING STATEMENTS	3
PROSPECTUS SUMMARY	3
RISK FACTORS	5
RECENT DEVELOPMENTS	11
USE OF PROCEEDS	13
SELLING STOCKHOLDERS	13
PLAN OF DISTRIBUTION	14
LEGAL MATTERS	15
EXPERTS	15


 .c.AVAILABLE INFORMATION

	The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois, 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates.

	The Company has filed with the Commission a Registration Statement on Form S-3 (of which this Prospectus is a part) under the 1933 Act, with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the financial statements and exhibits incorporated therein by reference or filed as a part thereof, which may be examined without charge, and copies of such material can be obtained at prescribed rates from the Public Reference Section maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained in this
Prospectus as to the contents of any contract or other document referred to are not necessarily complete. In each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration
Statement or otherwise filed with the Commission, each such statement being qualified in all respects by such reference, and such contract or other document shall be deemed incorporated by reference into this Prospectus.


 .c.INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

	The following documents filed with the Commission are hereby incorporated by reference and made a part hereof:
(i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's Current Reports on Form 8-K, dated February 5, 1996 and February 14, 1996; (iii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated October 23, 1991.

	All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering of the shares of Common Stock offered hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filings of such documents. The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of such person, a copy of any or all documents incorporated herein by reference, other than exhibits to such documents. Requests for such copies should be addressed to the attention of Harlan W. Waksal, Executive Vice President and Chief Operating Officer, ImClone Systems Incorporated, 180 Varick Street, New York, New York, 10014, telephone number (212) 645-1405.


 .c.CERTAIN FACTORS AFFECTING FORWARD-LOOKING
STATEMENTS

	This Prospectus, including the documents and information incorporated herein by reference, contains forward-looking statements that involve risks and uncertainties. The
Company's actual operations, performance and results could differ materially from those reflected in, or anticipated by, these forward-looking statements. In evaluating the Company and its operations, performance and results, investors should consider, among other things, the factors discussed under "Risk Factors" and the risks and uncertainties discussed in the Company's most recent Annual Report on Form 10-K under the captions "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the Company's Quarterly Reports on Form 10-Q, in each case incorporated herein by reference.



 .c.PROSPECTUS SUMMARY

	The following summary is qualified in its entirety by the more detailed information, "Risk Factors" and financial statements (including the notes thereto) included or incorporated by reference in this Prospectus. The securities offered hereby involve a high degree of risk. See "Risk Factors."

The Company

	ImClone Systems Incorporated is a biopharmaceutical company engaged primarily in the research and development of therapeutic products for the treatment of cancer and cancer-related disorders. The Company's product candidates include interventional therapeutics for cancer and cancer vaccines.

	C225.   The Company's lead interventional therapeutic
for
cancer is a chimerized (part mouse, part human) antibody that acts to block the Epidermal Growth Factor receptor ("EGFr"). EGFr is expressed in select normal human tissues and has been shown to be over-expressed in the cells of approximately one-third of all human cancers. Extensive in vivo animal studies with human tumors have shown that C225 in combination with various chemotherapeutic agents (doxorubicin, cisplatin or paclitaxel) demonstrates a pronounced enhancement of the anti-tumor effect of the chemotherapeutic agents, resulting in the complete destruction of human tumors in substantially all the animals in these studies. These studies have demonstrated long-term tumor-free survival of animals.

	Since December 1994, the Company has initiated several Phase Ib/IIa clinical trials of C225 at Memorial Hospital
(the patient care arm of Memorial Sloan-Kettering Cancer Center ("Sloan-Kettering")), Yale Cancer Center and the University of Virginia. The first study, involving a single injection of C225 at escalating doses in thirteen patients, was completed in March 1995. Subsequent studies have been initiated with escalating doses of C225 both with and without chemotherapy. A multi-injection study of C225 alone in 17 patients was completed in November 1995. A study of the drug in conjunction with cisplatin in head and neck cancer patients began in May 1995 and was completed in November 1996 with 22 patients. Studies with doxorubicin in advanced prostate cancer patients and with paclitaxel in breast cancer patients were initiated in January 1996 and March 1996, respectively. The Company produces C225 for its clinical trials at its manufacturing facility in Branchburg, New Jersey.

	105AD7 Cancer Vaccine.   105AD7 is a human monoclonal
antibody which mimics an antigen known as gp72 which is common on cancers of the gastrointestinal tract, including colorectal carcinoma. This human monoclonal antibody has been shown to stimulate cellular immune anti-tumor responses in animal models and has recently been tested in a Phase I human clinical study in the United Kingdom in thirteen patients with advanced colorectal carcinoma. The results of that study indicate that in a majority of patients 105AD7 stimulated a cellular immune response and significantly increased the overall mean survival time in treated patients compared to patients not immunized, with no discernible toxicity related to the drug. Based on these results, late stage colorectal carcinoma patients have been enrolled in the United Kingdom in a 164-patient Phase II clinical trial.


	BEC-2 Cancer Vaccine.   BEC-2 is a monoclonal anti-
idiotypic antibody which the Company believes may be useful to prevent or delay the onset of recurrent primary tumors or metastatic disease. The antibody, which mimics the ganglioside GD3, has been tested since 1991 in Phase I clinical trials at Sloan-Kettering against certain forms of cancer, including small-cell lung carcinoma and melanoma. BEC-2 has shown statistically significant prolonged survival of patients with small-cell lung carcinoma in a pilot study at Sloan-Kettering. The Company has granted Merck KGaA (formerly E. Merck) ("Merck"), a German-based pharmaceutical company, rights to manufacture and market BEC-2 worldwide, except in North America, in return for research support, potential milestone fees and royalties on future sales.

	Interleukin-6 Mutein (IL-6m).   The Company has
developed a
recombinant molecular variant of Interleukin-6, a naturally occurring hematopoietic growth factor. IL-6m has been shown in animal tests to significantly stimulate the production of platelets. A pilot human clinical trial of IL-6m was initiated at Hadassah Hospital in Jerusalem, Israel in early 1994 in pre-chemotherapeutic patients with ovarian or lung cancer. Interleukin-6 Mutein has been shown by others in pre-clinical trials to be a critical factor in liver cell regeneration.

	Other Product Candidates.   The Company is seeking to
develop inhibitors of angiogenesis, which is the formulation of new blood vessels necessary for tissue growth, including tumor growth. The Company has acquired proprietary rights to the recombinant mouse form of a key receptor involved in angiogenesis, the FLK-1 receptor. The Company has developed various antibodies with high affinity for the receptor and its human form, which block the activation of the receptor and thereby inhibit angiogenesis. The Company has also initiated a program to develop small molecule inhibitors of angiogenesis.

	FLK-2 is also a tyrosine kinase receptor which is expressed on a sub-population of human hematopoietic stem cells, acute myeloblastic leukemia and acute lymphoblastic leukemia, and possibly human neural and neural-like tumors. The goals of the FLK-2 monoclonal antibody program are to develop therapeutic antibodies that can be used to treat FLK-2 expressing tumors.

	The Company is also conducting research in hematopoiesis
(growth and development of blood cell elements) aimed at discovering factors to support hematopoietic stem cells and to control the proliferation, differentiation and functional deterioration of hematopoietic elements.

	The Company has licensed its diagnostic and infectious disease vaccine product areas, based on its earlier research, to corporate partners for further development and commercialization. The Company has granted the Wyeth/Lederle division of American Home Products Corporation a worldwide license to manufacture and market its infectious disease vaccines, which are in development. The Company has also entered into a strategic alliance with Abbott Laboratories ("Abbott"), pursuant to which the Company has licensed certain of its diagnostic products to Abbott on a worldwide basis. In mid-1995, Abbott launched in Europe its first DNA-based test, using the Company's technology, for the diagnosis of the sexually transmitted disease chlamydia. The Company is entitled to receive potential milestone payments and royalties in connection with future sales of such diagnostic products.

	Research and Development. The Company initiated its in-house research and development efforts in 1986. The Company has assembled a scientific staff with a variety of complementary skills in a broad base of advanced research technologies, including oncology, immunology, molecular and cell biology and protein and synthetic chemistry. The
Company has also recruited a staff of technical and professional employees to carry out manufacturing of clinical trial materials at its Branchburg, New Jersey manufacturing facility. Of the Company's 90 full-time personnel on December 31, 1996, 36 were employed in its product development, clinical and manufacturing programs, 29 in research and 25 in administration. The Company's staff includes 15 persons with Ph.D's and 2 with M.D.'s.

	In addition to its research programs conducted in-house, the Company collaborates with certain academic institutions to support research in areas related to the Company's product development efforts. These institutions include the National Cancer Institute, Sloan-Kettering, University of California, Princeton University, and Hadassah Medical Organization. Usually, research supported at outside academic institutions is performed in conjunction with additional in-house research. The Company also has collaborations with institutions related to the performance of its clinical trials. Such institutions include Cancer Research Campaign, Sloan-Kettering, Yale Cancer Center and the University of Virginia.

	The Company operates a clinical-grade facility in Branchburg, New Jersey to manufacture its therapeutic candidates in quality and quantities sufficient for clinical trials. At this facility, the Company is producing C225, the EGFr antibody, to supply its clinical trials.

	The Company was incorporated in Delaware in 1984 and commenced its principal research and development operations in March 1986. The Company's principal executive offices and laboratories are located at 180 Varick Street, New York, New York, 10014, and the telephone number is (212) 645-1405.



Common Stock being offered
by Selling Stockholders	264,940 shares

Common Stock outstanding		  20,339,449 shares (1)
__________
(1)	Based on the number of shares outstanding at
January 31, 1997. This number does not include 5,350,126 shares of Common Stock issuable upon exercise of options and warrants outstanding at December 31, 1996. See "Risk
Factors _ Dilution."



 .c.RISK FACTORS

	An investment in the shares of Common Stock being offered by this Prospectus involves a high degree of risk.
In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby.

	Early Stage of Product Development; Technological Uncertainty. The Company was founded in 1984 and opened its laboratory in New York in 1986. Substantially all of the Company's products are in research or the early stages of development or clinical studies. Substantially all the Company's revenues were generated from license and research arrangements with corporate sponsors. The Company's revenues under its research and license agreements with corporate sponsors have fluctuated and are expected to fluctuate significantly from period to period. Similarly, the Company's results of operations have fluctuated and are expected to fluctuate significantly from period to period. These variations have been, and are expected to be, based primarily on the timing of entering into supported research and license agreements, the status of development of the Company's various products, the timing and level of revenues from sales by its partner in diagnostics, Abbott, of products bearing the Company's technology, the addition or termination of research programs or funding support, performance by the Company's corporate collaborators of their funding obligations, the achievement of specified research or commercialization milestones and variations in the level of expenditures for the Company's proprietary products during any given period. The Company's products will require substantial additional development and clinical testing and investment prior to commercialization. To achieve profitable operations, the Company, alone or with others, must successfully develop, introduce and market its products. No assurance can be given that any of the Company's product development efforts will be successfully completed, that required regulatory approvals can be obtained or that any products, if developed, will be successfully manufactured or marketed or achieve customer acceptance.

	History of Operating Losses and Accumulated Deficit. The Company has experienced significant operating losses in each year since its inception due primarily to substantial research and development expenditures. As of September 30, 1996, the Company had an accumulated deficit of approximately $97.2 million. The Company expects to incur significant additional operating losses over each of the next several years.

	Cash Requirements; Need for Additional Funding. The Company has expended and will continue to expend in the future substantial funds to continue the research and development of its products, conduct preclinical and clinical trials, establish clinical-scale and commercial-scale manufacturing in its own facilities or in the facilities of others, and market its products. The Company's budgeted cash expenditures for the twelve month period ending December 31, 1997 total approximately $20.5 million, which includes $1.7 million of a remaining $1.9 million obligation to Pharmacia and Upjohn, Inc. ("Pharmacia"). See "Recent Developments."

	At September 30, 1996, the Company had a cash and cash equivalents and securities available for sale balance of approximately $15.3 million, virtually all of which represents the remaining balance of the proceeds of public offerings of 3,000,000 shares of Common Stock in November
1995 and 2,200,000 shares of Common Stock in February 1996.
In August 1995, the Company raised $4.0 million from a financing with the Oracle Group (as defined below). In April 1995, the Company completed the sale of the remaining one-half of its shares of capital stock of Cadus Pharmaceutical Corporation ("Cadus") for $3.0 million to High River Limited Partnership ("High River"). See "Recent Developments."

	The Company expects that its capital resources, including the ongoing research support of its corporate partners, will be sufficient to fund its operations through 1997. Accordingly, in order to fund its capital needs after that time, the Company will require significant levels of additional capital and intends to raise the necessary capital through additional equity or debt financings, arrangements with corporate partners or from other sources. The Company has entered into preliminary discussions with several major pharmaceutical companies concerning the funding of research and development for certain of its products in research. No assurance can be given that the Company will be successful in pursuing any such alternatives. In addition, the Company may seek to enter into a significant strategic partnership with a pharmaceutical company for the development of its lead product candidate, C225. Such a strategic alliance could include an up-front equity investment and license fees plus milestone fees and revenue sharing. There can be no assurance that the Company will be successful in achieving such an alliance, nor can the Company predict the amount of funds which might be available to it if it entered into such an alliance or the time at which such funds would be made available.

	The Company has granted a security interest in substantially all facility equipment located in its New York City facility to secure the obligations of the Company to the New York City Industrial Development Agency (the "NYIDA") relating to the 1986 Industrial Development Revenue Bond (the "1986 Industrial Development Bond") and the 1990 Industrial Development Revenue Bond, which were issued to finance a portion of the cost of this facility. See "Recent Developments."

	Failure to Pay Certain Obligations. In July 1993, the Company entered into an agreement with Erbamont, Inc., now a subsidiary of Pharmacia, to acquire the worldwide rights to IL-6m, a blood cell growth factor, which had been licensed to Pharmacia pursuant to a development and licensing agreement. In consideration of the return of rights and the transfer of certain material and information, the Company has paid $1.4 million and has further obligations to Pharmacia. Such obligations, including those to pay for IL-6 mutein material manufactured and supplied by Pharmacia, totaled $2.4 million at March 31, 1996. In addition, the Company is required to pay Pharmacia $2.7 million in royalties on eventual sales of IL-6m, if any. In March, 1996, the Company entered into a Repayment Agreement with Pharmacia (the "Repayment
Agreement") pursuant to which it has agreed to pay the $2.4 million over 24 months commencing in March 1996, with interest only payable during the first six months. In connection with the Repayment Agreement, the Company has signed a Confession of Judgment, which can be filed by Pharmacia with an appropriate court in the case of default by the Company. Pursuant to a Security Agreement entered into with Pharmacia, the Company has pledged its interests in patents related to IL-6m and to heparanase to secure its obligations under the Repayment Agreement.

	Dilution. Warrants to purchase 3,252,425 shares of the Company's Common Stock (which includes 2,205,625 warrants issued pursuant to compensatory plans for directors, officers, employees and consultants) at an average exercise price of approximately $2.36 per share (subject to adjustment) and stock options to purchase 2,097,701 shares of the Company's Common Stock (which includes 1,647,701 options granted to employees and consultants under the Company's stock option plans) at an average exercise price of approximately $6.06 per share (subject to adjustment) were outstanding as of December 31, 1996. For the life of such options and warrants, the holders thereof are given an opportunity to benefit from a rise in the market price of the Common Stock with a resulting dilution of the interest of other stockholders. The exercise of such options and warrants is likely to be undertaken at a time when the Company, in all probability, could obtain additional equity capital from the public on terms more favorable than those provided for pursuant to the options and warrants. The exercise of a significant number of options and warrants at any one time or the sale of a substantial number of shares of Common Stock acquired upon exercise of options or warrants could adversely affect the market price of the Company's
Common Stock and the Company's ability to raise additional equity capital.

	Limited Manufacturing Experience. To be successful, the Company's products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Although the Company has developed products in the laboratory and in some cases has produced sufficient quantities of materials for pre-clinical animal trials and early stage clinical trials, production in late stage clinical or commercial quantities may create technical challenges for the Company. The Company owns a facility which is used as its clinical-scale manufacturing facility.
If it commercializes its products, the Company plans to adapt this facility for use as its commercial-scale manufacturing facility. However, the Company has limited experience in clinical-scale manufacturing and no experience in commercial-scale manufacturing, and no assurance can be given that the Company will be able to make the transition to late stage clinical or commercial production. The timing and any additional costs of adapting the facility for commercial manufacturing will depend on several factors, including the progress of products through clinical trials, and are not yet determinable.

	Establishing Sales and Marketing Capability. As a research and development company, the Company does not have significant experience in selling or marketing new products. The Company's current strategy does not necessarily include marketing products on its own, as it intends to do so initially through its corporate partners. See "Risk Factors_ Dependence on Certain Contractual Agreements with Corporate Partners." At such time as the Company seeks to market directly a new product, the Company will require expertise in sales and marketing. There can be no assurance that the Company will be able to retain qualified or experienced sales and marketing personnel or that any efforts undertaken by such personnel will be successful.

	Dependence on Certain Contractual Agreements with Corporate Partners. To date, the Company has derived substantially all, and the Company expects to continue to derive over the next several years a substantial portion, of its revenues related to research and development funding and license fee revenues from agreements with corporate partners. These agreements typically provide the corporate partner with certain rights to manufacture and/or market in certain geographic areas specified products which are developed using the Company's proprietary technology, subject to an obligation to pay royalties to the Company based on future product sales, if any. Certain of these agreements provide for funding by corporate partners of research activities performed by the Company, and in some cases for payments to the Company of license fees either upon entering into such agreements or upon achievement of specified research, regulatory and commercialization milestones, or both. The Company's revenues from these agreements are not received at regular intervals, have fluctuated in the past and are expected to continue to fluctuate in the future. In general, the agreements from which the Company derives such revenues are subject to early termination at the election of the corporate partner. In the past, some of these arrangements have been terminated. There is no assurance that revenues from these sources will be maintained, or that the Company will enter into any additional agreements of a similar nature.

	Under most of these agreements, the corporate partner, at least for certain territories, controls and is responsible for the design and conduct of pre-clinical and clinical trials, seeking and obtaining of regulatory approvals, establishing clinical-and commercial-scale manufacturing capabilities and manufacturing and marketing of products in those territories. The amount and timing of funding and the investment of other resources under such agreements is controlled by such other parties and also is subject to the risk of financial or other difficulties that may befall such other parties. In addition, the corporate partners or their affiliates may be pursuing alternative products or technologies addressing the same purposes as those which are the subject of the collaboration with the Company. While the Company believes its corporate partners have or will have an economic motivation to succeed in performing their obligations under such agreements, there can be no assurance that the corporate interests and motivations of these partners will remain consistent with those of the Company.

	Uncertainties as to Patents and Proprietary
Technologies. The patent position of biopharmaceutical companies generally is highly uncertain and involves complex legal and factual questions. The Company's success will depend, in part, on its ability to obtain patents on its own products, obtain licenses to use third parties' technologies, protect trade secrets, and operate without infringing the proprietary rights of others. If the Company is unable to obtain patents that adequately protect its own products, or if any of the Company's proprietary technologies were to conflict with the rights of others, the Company's ability to commercialize products using such technologies could be materially and adversely affected.

	The Company currently is the exclusive licensee or assignee of 40 issued patents worldwide, 22 of which are issued United States patents. The Company is the assignee or exclusive licensee of approximately 35 families of patent applications in the United States and in foreign countries directed to its proprietary technology. There can be no assurance that patents will issue as a result of any of such applications. Nor can there be any assurance that issued patents would be of substantial protection or commercial benefit to the Company or would afford the Company adequate protection from competing products. For example, issued patents may be challenged and declared invalid. In addition, under many of its license agreements with third parties, the Company is required to meet specified milestone or diligence requirements in order to retain its license to such third party patents and patent applications. There can be no assurance that the Company will satisfy any of these requirements.

	The Company holds rights under certain third party patents that it considers necessary for the development of its technology. It is anticipated that, in order to commercialize certain of the products that the Company is developing or may develop, the Company may be required to obtain additional licenses to patents from third parties.
However, the extent to which such licenses may be required, the availability of such licenses, and the cost of such licenses, if they are available, are presently uncertain.

	The Company is aware that other parties have filed patent applications in various countries in several areas in which the Company is developing products. Some of these patent applications have issued as patents, and some are still pending. There can be no assurance that the pending patent applications will not issue as patents. Issued patents are entitled to a rebuttable presumption of validity under the laws of the United States and certain other countries. These issued patents may adversely affect the ability of the Company to develop the commercial products it is attempting to develop. If licenses to such patents are needed, there can be no assurance that any such licenses would be obtainable on acceptable terms.

	The following areas may be adversely affected by the patents and patent applications of others:

	The Company has an exclusive license to an issued U.S. patent for the murine form of its EGFr antibody product, C225. The Company's licensor did not seek patent protection outside the United States on this antibody. Outside the United States, the Company is relying on patent applications exclusively licensed from a major pharmaceutical company, which claim the use of EGFr antibody used in conjunction with chemotherapeutic agents. The Company is currently prosecuting these applications. There can be no assurance that the Company will be successful in these efforts.

	The EGFr antibodies being developed by the Company are "chimerized" monoclonal antibodies. Patents have been issued to other biotechnology companies that cover the chimerization of antibodies, and the Company may be required to obtain licenses under these patents in order to commercialize its chimerized monoclonal antibodies. There can be no assurance that the Company will be able to obtain such licenses in the territories where it proposes commercialization.

	The Company is aware that third-party patents have been issued in the United States and Europe covering anti-idiotypic antibodies and/or their use for the treatment of tumors. Such patents, if valid, could be construed to cover the Company's BEC-2 monoclonal antibody and certain uses thereof in the United States and most of Europe. Merck, the Company's licensee of BEC-2 worldwide, except in North
America, has informed the Company that it has obtained a non-exclusive, worldwide license to such patent in order to market BEC-2, and has offered a sublicense to the Company under its rights in the United States. No assurance can be given that such license or sublicense would be available to the Company in other parts of the world on commercially acceptable terms, if at all.

	The Company's proprietary position with respect to its IL-6 mutein is based on patents and patent applications filed by the Company. The Company is aware of patents issued to a third party in the United States and Europe covering cysteine depleted proteins. Patent applications by this third party also have been filed in other countries. The issued U.S. and European patents may be construed to cover use of the Company's IL-6 mutein in the United States and Europe and, assuming such patents are valid, enforceable and infringed could require the Company to obtain a license to the patents in order to commercialize the Company's product in the U.S. and Europe, including Great Britain, France, Germany, Sweden and Italy. Similar licenses might have to be obtained in order to market the product in other countries if similar patents are issued in those jurisdictions.

	The Company is also aware that United States patents have been issued to third parties relating to a general process for purifying proteins that the Company may use in producing its IL-6 mutein and to the use of IL-6 to treat thrombocytopenia. The Company may be required to or decide to seek a license to some or all of these patents.

	In addition, the Company is aware of third-party patents for native recombinant IL-6 and methods for its production.
The Company is aware of a European patent for the DNA encoding for human recombinant IL-6 and methods for its production, which the Company believes has been exclusively licensed on a worldwide basis to a pharmaceutical company.
This patent is subject to an opposition proceeding in Europe which is now on appeal. If this patent survives the opposition with the scope granted after the opposition period, it could be construed as covering the Company's IL-6 mutein, its production or both.

	The Company is aware that third parties have filed patent applications in areas that could affect the ability of the Company or its licensee for diagnostics, Abbott Laboratories, to commercialize the Company's diagnostic products. These areas include target amplification technology and signal amplification technology. Third party patents have already issued in the field of target amplification such as polymerase chain reaction technology (also known as PCR).

	There has been significant litigation in the industry regarding patents and other proprietary rights. Such litigation has consumed substantial resources for the parties involved. If the Company became involved in similar litigation regarding its intellectual property rights, the cost of such litigation could be substantial and could have a material adverse effect on the Company.

	Certain proprietary trade secrets and unpatented know-how are important to the Company in conducting its research and development activities. There can be no assurance that others may not independently develop the same or similar technologies. Although the Company has taken steps, including entering into confidentiality agreements with its employees and third parties, to protect its trade secrets and unpatented know-how, third parties nonetheless may gain access to such information.

	Reliance on and Attraction and Retention of Key Personnel and Consultants. The Company's ability to successfully develop marketable products and to maintain a competitive position will depend in large part on its ability to attract and retain highly qualified scientific and management personnel and to develop and maintain relationships with leading research institutions and consultants. The Company is highly dependent upon the principal members of its management, scientific staff and Scientific Advisory Board. Competition for such personnel and relationships is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel.

	Technological Change and Risk of Obsolescence; Competition. The biopharmaceutical industry is subject to rapid and significant technological change. The Company has numerous competitors, including major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. These competitors may succeed in developing technologies and products that are more effective than any which are being developed by the Company or which would render the Company's technology and products obsolete and non-competitive. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company. In addition, many of the Company's competitors have significantly greater experience than the Company in pre-clinical testing and human clinical trials of new or improved pharmaceutical products and in obtaining Food and Drug Administration ("FDA") and other regulatory approvals on products for use in health care. The Company is aware of various products under development or manufactured by competitors that are used for the prevention, diagnosis or treatment of certain diseases the Company has targeted for product development, some of which use therapeutic approaches that compete directly with certain of the Company's product candidates. The Company has limited experience in conducting and managing pre-clinical testing necessary to enter clinical trials required to obtain government approvals and has limited experience in conducting clinical trials. Accordingly, the Company's competitors may succeed in obtaining FDA approval for products more rapidly than the Company, which could adversely affect the Company's ability to further develop and market its products. If the Company commences significant commercial sales of its products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which the Company has limited or no experience.

	Extensive Government Regulation. Research, pre-clinical development, clinical trials and the manufacturing and marketing of therapeutic and diagnostic products under development by the Company are subject to extensive and rigorous regulation by governmental authorities in the United States and other countries. Clinical trials and the manufacturing and marketing of products will be subject to the testing and approval processes of the FDA and comparable foreign regulatory authorities. The process of obtaining required FDA regulatory approvals for the types of products under development by the Company usually takes many years and is expensive. Development of a new biologic therapeutic or vaccine product may take, from initiation of clinical trials until FDA approval, on average five to ten years or more, while in vitro diagnostics may take approximately two to six years or more depending on the requirements of the approval process or clinical data requirements. If the FDA requests additional data, these time periods can be substantially increased. Even after such additional data is submitted, there can be no assurance of obtaining FDA approval. In addition, product approvals may be withdrawn or limited for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing. The Company has not sought or received regulatory approval for the commercial sale of any of its products or for any manufacturing processes or facilities. The Company and its licensees may encounter significant delays or excessive costs in their respective efforts to secure necessary approvals or licenses. Future federal, state, local or foreign legislative or administrative acts could also prevent or delay regulatory approval of the Company's or its licensees' products. There can be no assurance that the Company or its collaborative partners will be able to obtain the necessary approvals for clinical testing, manufacturing or marketing of the Company's products or that the clinical data they obtain in clinical studies will be sufficient to establish the safety and effectiveness of the products. Failure to obtain or maintain requisite governmental approvals or failure to obtain approvals of the clinical intended uses requested, could delay or preclude the Company or its licensees from further developing particular products or from marketing their products or could limit the commercial use of the products and thereby have a material adverse effect on the Company's liquidity and financial condition.

	Product Liability Exposure. The use of the Company's product candidates during testing or after approval entails an inherent risk of adverse effects which could expose the Company to product liability claims. There can be no assurance that the Company would have sufficient resources to satisfy any liability resulting from these claims. The Company endeavors to obtain indemnification by its corporate partners against certain of such claims. However, there can be no assurance that such parties will honor, or have the financial resources to honor, such obligations. The Company currently has limited product liability insurance for products in pre-clinical and clinical testing. There can be no assurance that such coverage will be adequate in scope to protect the Company in the event of a successful product liability claim.

	Hazardous Materials; Environmental Matters. The Company's research and development activities involve the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the resources of the Company. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future. The Company's operations, business or assets may be materially or adversely affected by current or future environmental laws or regulations.

	Uncertainty of Health Care Reimbursement and Related Matters. The Company's ability to earn sufficient returns on its products may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations. If purchasers or users of the Company's products are not entitled to adequate reimbursement for the cost of using such products, they may forego or reduce such use. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third-party coverage will be available.

	Concentration of Share Ownership and Control by Officers and Directors. The Company's current officers and directors will beneficially own approximately 14% of the outstanding shares of Common Stock after completion of the sale of all of the shares of Common Stock offered hereby, including shares issuable upon the exercise of outstanding options and warrants as of December 31, 1996. Accordingly, the officers and directors are able to influence significantly the election of all of the directors and most corporate action.

	Possible Volatility of Stock Price. The Company believes that factors such as the status of its products in development, announcements of new products, formation or termination of corporate alliances, other developments by the Company, its competitors or the FDA, determinations in connection with patent applications of the Company or others and variations in quarterly operating results could cause the market price for the Common Stock to fluctuate substantially. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many high technology and healthcare-related companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

	Limitations on Net Operating Loss Carryforwards. At December 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes of approximately $69.9 million which expire at various dates from 2000 through 2010. Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period. Based on preliminary reviews, the Company believes that a change of ownership occurred in connection with its initial public offering in November 1991 and again in the fourth quarter of 1995 as a result of the offering of shares of Common Stock completed in November 1995. If either event were ultimately determined to have resulted in a change of ownership, the Company's utilization of net operating losses relating to the period prior to such event would be subject to significant annual limitations.

	Dividend Policy. The Company has never paid any cash dividends on its Common Stock. The Board of Directors will determine future dividend policy based on the Company's results of operations, financial condition, capital requirements and other circumstances. The Company does not anticipate that any cash dividends will be declared in the foreseeable future.


 .c.RECENT DEVELOPMENTS;

	On April 27, 1995, the Company completed the sale of the remaining one-half of its shares of capital stock of Cadus for $3.0 million to High River. In exchange for receiving a now-expired right to repurchase all the outstanding shares of capital stock of Cadus, the Company granted to High River two options to purchase shares of Common Stock. One option is for 150,000 shares at an exercise price per share equal to $2.00, subject to adjustment under certain circumstances, and the other option is for 300,000 shares at an exercise price per share equal to $0.69, subject to adjustment under certain circumstances. Both options will expire on April 26, 2000.

	On August 11, 1995, the Oracle Group purchased 1,000,000 shares of Common Stock for a purchase price of $1.5 million and made a loan to the Company in the aggregate amount of $2.5 million with a two-year maturity, but subject to mandatory prepayment, in whole or in part, upon the occurrence of certain events, including the raising of certain additional funds. The Oracle Group includes Oracle Partners, L.P., Quasar International Partners C.V., Oracle Institutional Partners L.P., Sam Oracle Fund, Inc. and Warren
B. Kanders. The Oracle Group also received warrants exercisable at any time until August 10, 2000 entitling the holders thereof to purchase an aggregate of 500,000 shares of Common Stock at a price of $1.50 per share and 500,000 shares of Common Stock at a price of $3.00 per share. As a result of the Company's offerings of shares of its Common Stock in November 1995 and February 1996, the Oracle Group was entitled to require the Company to apply 20 percent of the gross proceeds of the sale of the shares of Common Stock from the offerings to repay the loan.

	In May 1996, the Company and the Oracle Group exchanged the notes in the aggregate outstanding principal amount of $2.5 million for 333,333 shares of Common Stock and the Company paid the accrued and unpaid interest through April
15, 1996, the date of the agreement in principle, on the notes in the amount of $143,000 in cash. The Company recorded an extraordinary loss of $1,228,000 on the extinguishment of the debt. The Company has registered such shares of Common Stock with the Commission under a registration statement in accordance with the provisions of the 1933 Act.

	In July 1995, a director loaned the Company $180,000 in exchange for a long-term note due two years from issuance at an annual interest rate of 8%. As part of the transaction, the director was granted 36,000 warrants to purchase Company common stock at $1.50 per share and an additional 36,000 warrants to purchase Company common stock at $3.00 per share. In May 1996, the Company and the director exchanged the note for 24,000 shares of Common Stock and the Company paid the accrued and unpaid interest through April 15, 1996, the date of the agreement in principle, on the note in the amount of $10,000 in cash. The Company recorded an extraordinary loss of $39,000 on the extinguishment of the debt. The Company has registered such shares of Common Stock with the Commission under a registration statement in accordance with the provisions of the 1933 Act.

	On November 30, 1995, the Company completed a public sale of 3,000,000 shares of Common Stock at a per share price to the public of $3.75. Net proceeds to the Company from this sale totaled approximately $10.6 million after deducting expenses payable by the Company in connection with the offering and the commission paid by the Company.

	On February 14, 1996, the Company completed a public sale of 2,200,000 shares of Common Stock at a per share price to the public of $6.63. Net proceeds to the Company from this sale totaled approximately $13,600,000 after deducting expenses payable by the Company in connection with the offering and the commission paid by the Company.

	In May 1996, the Company extended its collaboration with Merck for the development of a therapeutic cancer vaccine, BEC-2, for use in small-cell lung carcinoma and in malignant melanoma. The collaboration continues a research and license agreement between the two companies signed in December of 1990. Under the terms of the modified agreement, the Company will receive up to $11.7 million in license fees, research and development support and milestone payments in addition to the monies previously received in the original agreement. In return, Merck will receive marketing rights to BEC-2 for all therapeutic indications outside North America. Formerly the rights of Merck were confined to Europe, Australia and New Zealand. Merck will also share in the development costs for the United States and Europe and will pay all development costs in other territories. The Company will be entitled to royalties based upon product sales outside of North America.

	In May 1996, the Company entered into a two-year renewable employment agreement with Carl S. Goldfischer, pursuant to which Mr. Goldfischer will serve as the Company's Vice President for Finance and Strategic Planning, and Chief Financial Officer. The agreement includes provisions relating to termination of employment with and without cause, certain payments to Mr. Goldfischer in case of termination, and compensation and stock options to be awarded to Mr. Goldfischer during the term of the agreement.

	In June 1996, the Company and the NYIDA extended the maturity of the Company's $2.1 million repayment obligation to the NYIDA for the 1986 Industrial Revenue Bond, which was due on June 18, 1996, to December 15, 1997.

	In October 1996, the Company obtained an exclusive, worldwide patent license from the National Institutes of Health for the delta-like (DLK) protein and gene. The agreement provides the Company with an exclusive license to stem cell and gene therapy applications of the DLK protein and gene, as well as related diagnostic uses.

	In December 1996, the Company entered into a technology cross-licensing agreement with Immunex Corporation
("Immunex") relating to FLT3/FLK-2 ligand and its receptor. FLT3 ligand is a hematopoietic growth factor. Under the terms of the agreement, the Company has exclusively licensed the receptor to Immunex for use in the manufacture of the ligand. In return, the Company will receive an initial payment and a royalty based on the sales of the ligand by Immunex and its sub-licensees. In addition, Immunex has granted the Company a non-exclusive license in the United States and Canada to use its patented FLT3/FLK-2 ligand, manufactured by Immunex, for ex-vivo stem cell expansion together with an exclusive license to distribute the ligand with its own proprietary products for ex-vivo expansion. Immunex has agreed to seek to obtain the consent of its parent company, American Home Products Corporation, to expand the territory of this license to include the world outside North America.

	In December 1996, the Company and Abbott modified their 1992 diagnostic strategic alliance to provide for an exclusive sublicensing agreement with Chiron Diagnostics for the Company's patented DNA signal amplification technology, Ampliprobe. Under the terms of the agreement, all sales of Chiron branched DNA diagnostic probe technology in countries covered by Company patents will be subject to a royalty to Abbott to be passed through to the Company.

	In December 1996, the Company signed an agreement with Finova Technology Finance, Inc. ("Finova") to finance the lease of laboratory and computer-related equipment and make certain building and leasehold improvements to existing facilities involving payments aggregating approximately $2,500,000. The first of multiple intended leases has been signed at a cost of $421,000. Each lease has a fair market value purchase option at the expiration of a 42-month term. Pursuant to the agreement, the Company issued to Finova a warrant expiring December 31, 1999 to purchase 23,220 shares of Common Stock at an initial exercise price of $9.69 per share. The shares issuable upon exercise of this warrant are included in the shares being offered by this Prospectus.


 .c.USE OF PROCEEDS

	Although the Company will not receive any proceeds directly from the sale by any Selling Stockholder of the shares of Common Stock offered by this Prospectus, certain of the Selling Stockholders must exercise warrants to acquire their shares in order to sell such shares. The net proceeds received by the Company upon exercise of such warrants, estimated to be approximately $399,740 if all such warrants are exercised for cash, will be used for working capital and other corporate purposes.

 ..c.SELLING STOCKHOLDERS

	The following table sets forth certain information with respect to the shares of Common Stock offered by this Prospectus, as of January 28, 1997. Except as indicated below or elsewhere in this Prospectus, none of the Selling Stockholders listed below has had a material relationship within the past three years with the Company or any of its subsidiaries, other than as a result of the ownership of the Common Stock or options, warrants or other rights to acquire shares of Common Stock. Except as otherwise noted, based on the information shown each Selling Stockholder would beneficially own less than one percent of the Common Stock after disposition by such Selling Stockholder of the shares of Common Stock to be offered by such Selling Stockholder.
See "Plan of Distribution."


Name
Number of Shares
of             Number of Shares      Number of Shares   of
Common Stock
Selling        Common Stok Owned         of Common
Owned after
Stockholder  Prior to the Offering  Stock to be Offered  the
Offering(1)
-----------  ---------------------  -------------------  ----
----------

Altschul
Investment
Group, L.P.         37,000             27,000
10,000

Arthur G.
Altschul, Jr.       99,600              9,000
90,600

Atticus
Partners L.P.       40,500             34,000
6,500

BFH II, LLC         25,000             25,000
0

Julie Diaz           5,000              5,000
0

Finova
Technology
Finance, Inc.       23,220(2)          23,220
0

Peter J.
Gutschow            10,000(3)           1,000
9,000

Deborah Hughes       3,000(2)           3,000
0

Douglas E.
Rogers               1,000(2)           1,000
0

Thomas A.
Rosse              144,025(4)           6,000
138,025

SBSF
Biotechnology
Fund, L.P.           45,000            45,000
0

Tarragona
Fund, Inc.           46,000            30,000
16,000

Aliza Waksal         48,500(5)         20,000
28,500

Elana Waksal         20,876(5)         10,000
10,876

Harlan W.
Waksal(6)           895,780(7)            720
895,060(8)

Jack and
Sabina Waksal       239,051(9)         25,000
214,051(10)

                  ------------        --------           ----
-------
TOTAL:            1,683,552           264,940
1,418,612


(1)	Assuming the sale of all shares offered hereby.
(2)	Issuable upon exercise of warrants.
(3)	Includes 9,000 shares issuable upon exercise of options
and 1,000 shares issuable upon exercise of warrants.
(4)	Includes 37,500 shares issuable upon exercise of options
and 6,000 shares issuable upon exercise of warrants.
(5)	Includes 20,000 shares issuable upon exercise of
warrants.
(6)	Executive Vice President and Chief Operating Officer of
the Company since 1987 and a director of the Company
since 1984.
(7)	Includes 40,000 shares issuable upon exercise of
options,
737,680 shares issuable upon exercise of warrants and
2,600 shares owned by family members of Dr. Waksal, as to
which he disclaims beneficial ownership.
(8)	Represents beneficial ownership of approximately 4.2% of
the outstanding Common Stock.
(9)	Includes 215,000 shares issuable upon exercise of
warrants.
(10)	Represents beneficial ownership of approximately 1.0% of
the outstanding Common Stock.


 .c.PLAN OF DISTRIBUTION

 .	The distribution of the shares of Common Stock by the
Selling Stockholders may be effected in one or more transactions that may take place in the over-the-counter market, or such other market on which the Company's securities may from time to time be trading, including ordinary broker's transactions or through sales to one or more dealers for resale of such shares as principals, in privately negotiated transactions, through the writing of options on such shares (whether such options are listed on an options exchange or otherwise) or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If the Selling Stockholders effect such transactions by selling shares through underwriters, dealers or agents, such underwriters, dealers or agents may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the shares for whom they may act as agent. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of the shares may be deemed to be underwriters, and any profit on the sale of the shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the 1933 Act. Selling Stockholders may also sell shares pursuant to Rule 144 under the 1933 Act. Brokers or dealers acting in connection with the sale of the shares may receive fees or commissions in connection therewith. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of shares.

	At the time a particular offer of shares is made pursuant to the Offering, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the number of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and/or the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. Such supplement to this Prospectus and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of shares.

	Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of shares of Common Stock may not simultaneously engage in market making activities with respect to such shares of Common Stock for a period of nine business days prior to the commencement of such distribution, subject to certain exceptions. In addition and without limiting the foregoing, the Selling Stockholders and any other person participating in the distribution of shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any shares by the Selling Stockholders or any other such person. All of the foregoing may affect the marketability of the shares offered hereby.

	The Company has agreed with certain of the Selling Stockholders to file the Registration Statement of which this Prospectus is a part with the Commission, and has agreed with certain of the Selling Stockholders to keep the Registration Statement effective until various dates in the future or such earlier time as all of the shares have been sold. The Company has agreed to indemnify certain of the Selling Stockholders against certain liabilities they may incur in connection with the sale of the shares, including liabilities under the 1933 Act.

	In order to comply with certain states' securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.


 .c.LEGAL MATTERS

	Certain legal matters in connection with the sale of shares by the Selling Stockholders have been passed upon for the Company by the Law Offices of Brian W Pusch, New York, New York, special counsel for the Company. Brian W. Pusch owns 100 shares of Common Stock.


 .c.EXPERTS

	The financial statements of ImClone Systems Incorporated as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick
LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.



PART II

Information Not Required in Prospectus


Item 14.	Other Expenses of Issuance and
Distribution

	The following table sets forth all expenses payable by the Company in connection with the sale of the Shares. (All amounts shown are estimates except the registration fee with the SEC):

     SEC Registration fee..............$732.60
     Blue Sky fees and expenses.........100.00
     Legal fees and expenses.........18,000.00
     Accounting fees and expenses.....2,500.00
     Miscellaneous....................3,767.40

          Total.....................$25,000.00


Item 15.	Indemnification of Directors and Officers

	The Company's Certificate of Incorporation sets forth the extent to which officers or directors of the Company may be indemnified against any liabilities which they may incur. The general effect of such charter provision is that any person made a party to an action, suit or proceeding by reason of the fact that he is or was a director or officer of the Company, or of another corporation or other enterprise which he served as such at the request of the Company, shall be indemnified by the Company against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted under the laws of the State of Delaware. The Company's Certificate of Incorporation gives the Board of Directors the authority to extend such indemnification to employees and other agents of the Company as well.

	The general effect of the indemnification provisions contained in Section 145 of the Delaware General Corporation Law is as follows: A director or officer who, by reason of such directorship or officership, is involved in any action, suit or proceeding (other than an action by or in the right of the corporation) may be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director or officer who, by reason of such directorship or officership, is involved in any action or suit by or in the right of the corporation may be indemnified by the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the corporation unless and only to the extent that a court of appropriate jurisdiction shall approve such indemnification.

	The Company's Certificate of Incorporation provides that, to the maximum extent permitted under the Delaware General Corporation Law, a director of the Company shall not be personally liable to the Company or to any of its stockholders for monetary damages for breach of fiduciary duty as a director of the Company. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

	The Company maintains $1 million in insurance for its officers and directors in connection with claims against them in their capacity as officers or directors.


Item 16.  Exhibits

5     -     Opinion of Law Offices of Brian W Pusch

23.1  -     Consent of Law Offices of Brian W Pusch
(included in Exhibit 5)

23.2  -     Consent of KPMG Peat Marwick LLP

24    -     Power of Attorney (see page II-4)


Item 17.  Undertakings

	(a)	The undersigned Registrant hereby undertakes:

		(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) 	To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

(ii) 	To reflect in the prospectus
any facts or events arising after the
effective date of this Registration Statement
(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration
Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)	To include any material information with
respect to the plan of distribution not
previously disclosed in this Registration
Statement or any material change to such information in this Registration Statement;

	provided, however, that paragraphs (a)(1)(i) and
(a)(1)(ii)
do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

		(2)	That, for the purpose of determining any
liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

		(3)	To remove from registration by means of a
post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

	(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the issuer of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

	(i)  The undersigned registrant hereby undertakes that:

		(1)	For purposes of determining any liability
under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

		(2)	For the purpose of determining any liability
under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of February, 1997.

                               IMCLONE SYSTEMS INCORPORATED



                               By /s/ SAMUEL D. WAKSAL
                                  Samuel D. Waksal
                                  President and Chief
Executive
                                  Officer

	Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose individual signature appears below hereby authorizes Samuel D. Waksal, Harlan W. Waksal and John B. Landes, or any one of them, to execute in the name of each such person and to file any amendment to this Registration Statement and appoints Samuel D. Waksal, Harlan
W. Waksal and John B. Landes, or any one of them, as attorney-in-fact to sign on his behalf individually and in each capacity stated below and to file any amendments to this Registration Statement, including any and all post-effective amendments.


Signature                  Title               Date



/s/ ROBERT F.GOLDHAMMER    Chairman of     February 7,1997
(Robert F. Goldhammer)     the Board and
                           Director


/s/ SAMUEL D. WAKSAL       President,      February 7, 1997
(Samuel D. Waksal)         Chief Executive
                           Officer and
                           Director
                           (Principal
                           Executive
                           Officer)


/s/ HARLAN W. WAKSAL       Executive       February 7, 1997
(Harlan W. Waksal)         Vice President,
                           Chief
                           Operating
                           Officer
                           and Director


/s/ CARL GOLDFISCHER      Vice            February 7, 1997
(Carl Goldfischer)        President of
                          Financial and
                          Strategic
                          Planning and
                          Chief
                          Financial
                          Officer
                          (Principal
                          Financial
                          Officer)


/s/ RICHARD BARTH         Director       February 7, 1997
(Richard Barth)


/s/ JEAN CARVAIS          Director       February 7, 1997
(Jean Carvais)


/s/ VINCENT T.            Director       February 7, 1997
DEVITA,JR.
(Vincent T. DeVita, Jr.)


/s/ DAVID M. KIES         Director       February 7, 1997
(David M. Kies)


/s/ PAUL B. KOPPERL       Director       February 7, 1997
(Paul B. Kopperl)


/s/ WILLIAM R. MILLER     Director       February 7, 1997
(William R. Miller)


EXHIBIT INDEX

Exhibit No.  Exhibit                        Page No.

5            Opinion of Law Offices of Brian W Pusch

23.1         Consent of Law Offices of Brian W Pusch
(included in Exhibit 5)

23.2         Consent of KPMG Peat Marwick LLP

24           Power of Attorney (see page II-4)